Exhibit 99.2

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY, 8 JUNE 20231

Number of shares to which this Proxy relates[2]

Type of shares (A Shares or H Shares) to which this Proxy relates[2]

I/We3 _____________________________________________________________________________________________

of ________________________________________________________________________________________________

(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the AGM (as defined below) or4 ____________________________________________

of ________________________________________________________________________________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 8 June 2023 at 9:00 a.m. and at any adjournment thereof (the “AGM”) as hereunder indicated in respect of the resolutions set out in the notice of AGM, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS			FOR[5]	AGAINST[5]	ABSTAIN[5]

1.	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2022.

2.	To consider and approve the report of the supervisory committee of the Company for the year 2022.

3.	To consider and approve the resolution of financial report of the Company for the year 2022.

4.	To consider and approve the resolution of profit distribution scheme of the Company for the year 2022.

5.	To consider and approve the resolution regarding the authorization to the Board to determine the 2023 interim profit distribution scheme of the Company.

6.	To consider and approve the resolution regarding the guarantee scheme of the Company for the year 2023.

7.	To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors of the Company for the year 2023 and to authorize the Board to determine their remuneration.

8.	The resolution on the election of directors of the Company:		Cumulative Voting[6] (Please insert the number of votes)

	8.1	To consider and approve the resolution of the election of Mr. Dai Houliang as a director of the Company;

	8.2	To consider and approve the resolution of the election of Mr. Hou Qijun as a director of the Company;

	8.3	To consider and approve the resolution of the election of Mr. Duan Liangwei as a director of the Company;

	8.4	To consider and approve the resolution of the election of Mr. Huang Yongzhang as a director of the Company;

	8.5	To consider and approve the resolution of the election of Mr. Ren Lixin as a director of the Company;

	8.6	To consider and approve the resolution of the election of Mr. Xie Jun as a director of the Company.

9.	The resolution on the election of independent non-executive directors of the Company:		Cumulative Voting[6] (Please insert the number of votes)

	9.1	To consider and approve the resolution of the election of Mr. Cai Jinyong as an independent non-executive director of the Company;

	9.2	To consider and approve the resolution of the election of Mr. Jiang, Simon X. as an independent non-executive director of Company;

	9.3	To consider and approve the resolution of the election of Mr. Zhang Laibin as an independent non-executive director of the Company;

	9.4	To consider and approve the resolution of the election of Ms. Hung Lo Shan Lusan as an independent non-executive director of the Company;

	9.5	To consider and approve the resolution of the election of Mr. Ho Kevin King Lun as an independent non-executive director of the Company.

10.	The resolution on the election of supervisors of the Company:		Cumulative Voting[6] (Please insert the number of votes)

	10.1	To consider and approve the resolution of the election of Mr. Cai Anhui as a supervisor of the Company;

	10.2	To consider and approve the resolution of the election of Mr. Xie Haibing as a supervisor of the Company;

	10.3	To consider and approve the resolution of the election of Ms. Zhao Ying as a supervisor of the Company;

	10.4	To consider and approve the resolution of the election of Mr. Cai Yong as a supervisor of the Company;

	10.5	To consider and approve the resolution of the election of Mr. Jiang Shangjun as a supervisor of the Company.

SPECIAL RESOLUTIONS			FOR[5]	AGAINST[5]	ABSTAIN[5]

11.	To consider and approve the grant of the general mandate to the Board for repurchasing shares.

12.	To consider and approve to unconditionally grant a general mandate to the Board to determine and deal with the issue of debt financing instruments of the Company with an outstanding balance amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue) and determine the terms and conditions of such issue.

13.	To consider and approve the resolution of the Rules of Procedures of the Board.

Date: _______________________ 2023	Signature(s)[7]: _______________________

Notes:

1.

Important: You should first review the annual report of the Company for the year 2022 which was dispatched to the shareholders of the company (the “Shareholders”) on 21 April 2023 before appointing the proxy. The annual report for the year 2022 will include the ordinary resolutions 1 to 4 above for review by the Shareholders.

2.

Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.

3.	Please insert the full name(s) (in Chinese or in English) and address (as shown in the register of members) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the AGM is preferred, please delete the words “the Chairman of the AGM (as defined below) or” and insert the name and address of the proxy desired in the space provided. A Shareholder may appoint one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company. A proxy of a Shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED: “ABSTAIN”. THE SHARES ABSTAINED WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY. ANY VOTE WHICH IS NOT FILLED OR FILLED WRONGLY OR WITH UNRECOGNIZABLE WRITING OR NOT CASTED WILL BE COUNTED AS “ABSTAINED”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his or her discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.

6.

Attention: In respect of the resolutions 8 to 10, the method of cumulative voting will be adopted for the resolutions and the calculation of voting results. An example illustrating the voting method using cumulative voting in respect of resolution 8 is set out below. When you fill in the blanks entitled “Cumulative Voting”, please fill them in accordance with the following instructions:

(i)

in relation to the resolution 8, for every share held by you, you will have the same number of voting rights which equals to the number of directors of the Company to be elected in each resolution. For instance, if you are holding 1 million shares and 6 directors of the Company will be elected at the AGM, the aggregate number of votes which you will have will be 6 million (i.e., 1 million shares x 6 = 6 million voting shares) for the resolutions 8(1) to (6);

(ii)

no ballot will be casted “For”, “Against” or “Abstain” in cumulative voting. You are requested to fill in the corresponding number of votes in the “cumulative voting” column against the name of each candidate. The lowest votes will be nil and the highest will be the maximum number of votes under each resolution and does not need to be the integral multiples of the number of shares held by you. If you mark “✓” in the blank against the name of each candidate, you will be deemed to cast your total number of votes equally amongst the corresponding candidates;

(iii)

please note that you may either cast all your votes to one of the proposed candidates, or cast them equally or differently to more than one of the proposed candidates. For example, if you are holding 1 million shares, the aggregate number of votes you have regarding the resolutions 8(1) to (6) is 6 million. You may choose to cast every 1 million votes out of the total 6 million votes equally among the 6 candidates or to cast all your votes (6 million) on one candidate; or to cast 0.5 million votes on candidate A, cast 5.5 million votes on candidate B, etc.;

(iv)	the total number of your votes cast on the candidates shall not exceed the aggregate number of votes to which you are entitled;

(v)

please note that if the total votes cast by you on the candidates exceeds the total votes to which you are entitled, all the votes cast will become invalid and be regarded as abstain votes; if the total votes cast by you for the candidates are less than or equal to the total votes to which you are entitled, the votes are valid and the remaining votes will be regarded as abstain votes. For example, if you are holding 1 million shares, the total number of your votes which may be cast on the resolutions 8(1) to (6) is 6 million: (a) if you fill in the “cumulative voting” space under a particular candidate director of the Company with “6 million shares”, you have used up all the votes to which you are entitled, which results in you having no votes for the other candidate directors of the Company. In this case, should you fill in the blanks under the relevant resolutions of the other candidate directors of the Company with any number of shares (other than 0), all your votes on the resolutions 8(1) to (6) will be invalid; or (b) if you fill in the “cumulative voting” space under candidate A with “0.5 million shares”, and under candidate B with “0.5 million shares” only, the 1 million votes cast by you are valid and the remaining 5 million votes will be regarded as abstain votes; and

(vi)

where the votes cast for a particular candidate for director or supervisor of the Company are more than half of the total number of shares held by all Shareholders attending the AGM (before cumulation), such candidate shall be elected as the director or supervisor of the Company.

7.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorized to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other document of authorization, must be notarized.

8.

Where there are joint holders of any shares of the Company, any one of such persons may vote at the AGM, either personally or by proxy, in respect of such shares as if he/she/it were solely entitled thereto. However, if more than one of such joint holders is present at the AGM, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

9.

To be valid, for holders of A Shares, this form of proxy, together with the notarized power of attorney or other document of authorization (if any), must be delivered to the Board of Directors Office at Room 0612, Block C, PetroChina Building, No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM (i.e., by not later than 9:00 a.m. on Wednesday, 7 June 2023). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the H Shareholders’ Class Meeting (the ‘‘Purposes’’). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor or third-party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) and any such request should be in writing by mail to the Company’s principal place of business in Hong Kong at Unit 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong, PRC.

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